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Bepo Crowd Fundraise - Two Things Happening Tomorrow

Hi <<First Name>>,

A reminder that two things are happening tomorrow:

- We'll be opening the **Early-Access Investment Window** tomorrow afternoon, **Tuesday 22nd October**. You'll receive a link via email to our WeFunder investment page where you can you can review the details and invest in Bepo.

- Our **Founder Q&A** is tomorrow **October 22nd at 11am PST**. Hear about the investment opportunity from Bepo CEO Ian Sweeney and investor/entrepreneur Scott Walchek.

We're excited to see and hear from you - if you've any questions, please reply to this email.

Thanks again for being part of this journey,
Ian Sweeney & Frank Cassidy

RESERVE FOUNDER Q&A SPOT

A recording will be sent to all those who register.

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Reg CF Disclosure: We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

Our mailing address is: Oakland, California, USA.